FOR IMMEDIATE RELEASE

This press release replaces the previous one

MADECO ANNOUNCES A CHANGE IN THE DIVIDEND POLICY

(Santiago, CHILE, March 28, 2007) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurances Superintendence, or "SVS"):

The Board of Directors approved to change the dividend policy, reducing the dividend rate from 50% to 30% of the net income.

Consequently, the purpose of the Board of Directors to pay annually 30% of the net income as dividends of each period will be informed during the next General Shareholder Meeting.

The current dividend policy will not change in other issues, as will be reported in the next General Shareholder Meeting.

Furthermore, the Board decided to call a Special Shareholder Meeting, to be arranged after the General Shareholder Meeting, in order to put under its consideration the losses absorption of the Company, throughout the reduction of the share capital.

Sincerely,

MADECO S.A.

Tiberio Dall'Olio Lenzini

CEO

--------------------------------------------------

For further information contact:

Pablo Araya Magna

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spendng, or reflect the occurrence of unanticipated events.